NF Energy Saving Corporation
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P.R. China 110021

June 22, 2010

US Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn: John Hartz
         Sr. Asst. Chief Accountant

Re:	NF Energy Saving Corporation.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 0-50155

Dear Mr. Hartz:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 3, 2010, setting forth comments to the Form 10-Q for the period ended March 31, 2010 filed by NF Energy Saving Corporation (the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-Q for the period ended March 31, 2010
MD&A – Liquidity and Capital Resources, page 13

We note that the additional disclosures you provided in response to prior comment 3 indicate the increase in outstanding accounts receivable at December 31, 2009 was due “to the delay in the installation and operational testing of a number of products” and, for those contracts, the terms stated “part of the payment had to be made after the installation and operating test”. Based on these disclosures, please fully explain to us, and clarify in future filings, how you determined it was appropriate to recognize revenue for those products prior to the installation and operational testing. Please specifically address how you considered and comply with the provisions of SAB Topic 13:A:3:b question 2 and 13:A: 3:c questions 2 and 3.

Response:  Thank you for your comment on our report on Form 10Q for the period ended March 31, 2010 (the "10-Q”). We believe there is a misunderstanding in the explanation for the increase in outstanding accounts receivable.

In the 10-Q, we explained that the increase in our accounts receivable ended December 31, 2009 was due to “the delay in the installation and operational testing of a number of products. For these contracts, the term of revenue recognition stated that part of payment had to be made after the installation and operating test.”

This explanation should be adjusted to give a better understanding of the increase in our accounts receivable. A more appropriate discussion for the MD&A would be “Because a number of large State owned projects experienced delayed installation of the systems in which our products are used, and therefore the whole system’s operating tests were not completed, the payment for the products which we provided to these projects was also delayed.” According to our contract, we recognize revenue once a customer has inspected and has accepted the products and we have delivered the products to the customer. Our customer is one of the contractors to the large state owned infrastructure projects, and our products are a small part of these projects’ installation. The Company’s receipt of payment schedule was impacted, not due to the Company’s products, but due to the customer of the Company meeting its project installation schedule and completion of the whole system operating test. Although the delayed payment represents a customer breach of contract, we are willing to coordinate with the contractor to solve this issue.

   In order to explain our revenue recognition clearly, we provide the following example:

Customer A contract processing information
Contract Value: 875,073US$	in US$

Summary Item	Time	Value	Account receivable according to contract	Actual payment	Note
Contracts were signed	July 2, 2009 August 2, 2009 September 1,2009	875,073
We delivered the products to customer and recognize revenue	July 2009	291,716
	August 2009	291,716
	September 2009	291,642
Receive customer prepayment, 10% of contract value	July 2009		87,507	87,507
Customer paid processing payment	August 2009		262,522	262,522
Customer paid processing payment	November 2009		525,044	89,666	The current $396,595.31 account receivables is outstanding, due to the whole system installation and operating test not yet being completed
	January 2010			38,783

Total		875,073	875,073	478,478	396,595.31

We have been communicating with the contractor, and we believe the payment of our accounts receivable regarding to the relevant projects can be improved in the future.

Thank you once again for your comment on our revenue recognition principles, and we will clarify this situation in our future reports. If you have any further questions, please do not hesitate to contact the undersigned. Please fax any questions and/or additional correspondence to the undersigned at (8624) 2354-0536.

Respectfully submitted,

/s/ Gang Li
Gang Li,
Chief Executive Officer